                                                Filed Pursuant to Rule 424(b)(2)
                                                    Registration Number 33-55949


          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 9, 1994.

                                  $400,000,000

LOGO                           ASSOCIATES CORPORATION
                               OF NORTH AMERICA

             $200,000,000 5 3/4% Senior Notes due November 15, 1998
             $200,000,000 6 3/8% Senior Notes due November 15, 2005

                   Interest payable on May 15 and November 15
                               ------------------
The 5 3/4% Senior Notes due November 15, 1998 (the "1998 Notes") and the 6 3/8% Senior Notes due November 15, 2005 (the "2005 Notes"; together with the
     1998 Notes, the "Notes") will not be      redeemable prior to their
             respective maturities. See "Description of the Notes".

                ------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRE-
                 SENTATION TO THE CONTRARY IS A CRIMINAL
                                   OFFENSE.
                               ------------------

                                                                 Underwriting
                                                  Price to       Discounts and     Proceeds to
                                                  Public(1)       Commissions     Company(1)(2)
                                                -------------    -------------    -------------
Per 1998 Note................................      99.785%           .212%           99.573%
Total........................................   $199,570,000       $424,000       $199,146,000
Per 2005 Note................................      99.452%           .589%           98.863%
Total........................................   $198,904,000      $1,178,000      $197,726,000

(1) Plus accrued interest, if any, from November 21, 1995.

(2) Before deduction of expenses payable by the Company estimated at $356,000.
                               ------------------
    The Notes are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Notes will be made on or about November 21, 1995, against payment in immediately available funds.

CS First Boston
               Citicorp Securities, Inc.

                               First Chicago Capital Markets, Inc.

          The date of this Prospectus Supplement is November 16, 1995.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE NOTES OFFERED HEREBY AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         SUMMARY FINANCIAL INFORMATION

     The following summary of certain financial information of the Company and its consolidated subsidiaries has been derived principally from information contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and its Quarterly Report on Form 10-Q for the nine months ended September 30, 1995, available as described under "Documents Incorporated by Reference", and is qualified in its entirety by the detailed information and financial statements set forth therein.

                                                                                          FOR THE NINE MONTHS
                                           FOR THE YEAR ENDED DECEMBER 31                  ENDED SEPTEMBER 30
                              --------------------------------------------------------    --------------------
                                1990        1991        1992        1993        1994        1994        1995
                              --------    --------    --------    --------    --------    --------    --------
                                                                                          (UNAUDITED)
                                                        (DOLLAR AMOUNTS IN MILLIONS)
REVENUE AND EARNINGS
Revenue --
  Finance charges............ $2,246.7    $2,753.2    $2,931.9    $3,250.7    $3,866.7    $2,794.6    $3,537.0
  Insurance premiums.........    212.7       202.5       209.9       242.2       293.5       211.8       245.4
  Investment and other
    income...................    197.3       163.3       182.8       196.7       227.7       170.2       190.9
                              --------    --------    --------    --------    --------    --------    --------
                               2,656.7     3,119.0     3,324.6     3,689.6     4,387.9     3,176.6     3,973.3
Expenses --
  Interest expense...........  1,146.3     1,278.5     1,222.8     1,291.8     1,509.7     1,082.9     1,460.7
  Operating expenses.........    586.6       705.4       807.4       979.6     1,191.6       849.9     1,046.0
  Provision for losses on
     finance receivables.....    302.0       423.7       504.0       468.9       569.9       422.4       533.5
  Insurance benefits paid or
     provided................     96.8        91.1       100.0       114.9       144.1       108.7        99.9
                              --------    --------    --------    --------    --------    --------    --------
                               2,131.7     2,498.7     2,634.2     2,855.2     3,415.3     2,463.9     3,140.1
                              --------    --------    --------    --------    --------    --------    --------
Earnings Before Provision for
  Income Taxes and Cumulative
  Effect of Changes in
  Accounting Principles......    525.0       620.3       690.4       834.4       972.6       712.7       833.2
Provision for Income Taxes...    185.8       219.6       240.7       310.7       369.1       268.4       306.3
                              --------    --------    --------    --------    --------    --------    --------
Earnings Before Cumulative
  Effect of Changes in
  Accounting Principles......    339.2       400.7       449.7       523.7       603.5       444.3       526.9
Cumulative Effect of Changes
  in Accounting
  Principles(a)..............       --          --       (10.0)         --          --          --          --
                              --------    --------    --------    --------    --------    --------    --------
Net Earnings................. $  339.2    $  400.7    $  439.7    $  523.7    $  603.5    $  444.3    $  526.9
                              ========    ========    ========    ========    ========    ========    ========
Ratio of Earnings to Fixed
  Charges(b).................     1.46        1.48        1.56        1.64        1.64        1.65        1.57
                                  ====        ====        ====        ====        ====        ====        ====

---------------

(a) The Company recorded a one-time cumulative effect of changes in accounting principles related to the adoption, effective January 1, 1992, of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and SFAS No. 109, "Accounting for Income Taxes".

(b) For purposes of computing the Ratio of Earnings to Fixed Charges, "earnings" represent earnings before provision for income taxes and cumulative effect of changes in accounting principles, plus fixed charges. "Fixed charges" represent interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

                                                                     DECEMBER 31     SEPTEMBER 30
                                                                        1994             1995
                                                                     -----------     ------------
                                                                                     (UNAUDITED)
                                                                             (IN MILLIONS)
BALANCE SHEET DATA
Assets:
  Cash and Cash Equivalents.........................................  $   361.1       $    327.6
  Investments in Debt and Equity Securities
     Bonds and Notes................................................      567.6            864.0
     Stocks.........................................................       41.9             12.7
                                                                      ---------       ----------
          Total Investments in Debt and Equity Securities...........      609.5            876.7
  Finance Receivables, net of unearned finance income
     Consumer Finance...............................................   21,159.8         24,004.6
     Commercial Finance.............................................    9,815.9         11,065.6
                                                                      ---------       ----------
          Total Net Finance Receivables.............................   30,975.7         35,070.2
  Allowance for Losses on Finance Receivables.......................     (932.4)        (1,065.4)
  Other Assets......................................................    1,218.9          1,182.8
                                                                      ---------       ----------
          Total Assets..............................................  $32,232.8       $ 36,391.9
                                                                      =========       ==========
Liabilities and Stockholders' Equity:
  Notes Payable, unsecured short-term
     Commercial paper...............................................  $11,640.5       $ 12,837.7
     Bank loans.....................................................      571.4               --
  Long-Term Debt, unsecured due within one year
     Senior.........................................................    1,973.1          2,575.5
     Subordinated...................................................         --               --
     Capital........................................................        0.1              0.1
  Accounts Payable and Accruals.....................................      726.0            909.5
  Insurance Policy and Claims Reserves..............................      545.6            594.7
  Long-Term Debt, unsecured
     Senior.........................................................   12,848.3         14,998.4
     Subordinated...................................................      141.2            141.2
     Capital........................................................        0.5              0.5
                                                                      ---------       ----------
          Total Long-Term Debt......................................   12,990.0         15,140.1
  Stockholders' Equity..............................................    3,786.1          4,334.3
                                                                      ---------       ----------
          Total Liabilities and Stockholders' Equity................  $32,232.8       $ 36,391.9
                                                                      =========       ==========

                             ---------------------

     On October 12, 1995, Ford Motor Company ("Ford"), the ultimate parent of the Company, announced that it is reviewing its own possible strategic actions, which could include a partial sale of the Company's immediate parent corporation, Associates First Capital Corporation. Ford has stated that whether any transaction would occur, and the possible timing of any such transaction, have not been determined.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby supplements the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made.

GENERAL

     The Notes will constitute senior debt of the Company. The 1998 Notes and the 2005 Notes will be issued as separate series under an indenture dated as of October 15, 1994 (the "Indenture") between the Company and Citibank, N.A., as Trustee ("Citibank"), and each series will be limited to $200,000,000 aggregate principal amount. The 1998 Notes will mature on November 15, 1998, and the 2005 Notes will mature on November 15, 2005. Each series of Notes will bear interest at the applicable rate per annum shown on the cover page of this Prospectus Supplement from November 21, 1995 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on May 15 and November 15 of each year, commencing on May 15, 1996, to the persons in whose names the Notes are registered at the close of business on the April 30 and the October 31, as the case may be, next preceding such Interest Payment Date. Payment of interest will be made by check mailed to the persons entitled thereto; provided, however, that such payment of interest will be made by wire transfer of immediately available funds if appropriate wire transfer instructions have been received in writing by Citibank at its Corporate Trust Office not later than five business days prior to the record date for the applicable Interest Payment Date. Payment of principal at maturity will be made in immediately available funds upon surrender of a Note at the Corporate Trust Office or agency of Citibank located in the Borough of Manhattan, The City of New York.

     The Notes are to be issued only in registered form without coupons in denominations of $1,000 and any multiple of $1,000.

REDEMPTION

     The Notes are not redeemable prior to maturity.

CONCERNING THE TRUSTEE

     Citibank serves as trustee with respect to seven other series of Debt Securities previously issued under the Indenture. Citibank acts as depository for funds of, extends credit to, and performs other banking services for, the Company in the normal course of business. Citibank is an affiliate of Citicorp Securities, Inc., one of the Underwriters.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting Agreement dated November 16, 1995 (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), for whom CS First Boston Corporation, Citicorp Securities, Inc. and First Chicago Capital Markets, Inc. are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company the following respective principal amounts of the 1998 Notes and the 2005 Notes:

                                                               PRINCIPAL        PRINCIPAL
                                                               AMOUNT OF        AMOUNT OF
                           UNDERWRITER                         1998 NOTES       2005 NOTES
    --------------------------------------------------------- ------------     ------------
    CS First Boston Corporation.............................. $145,000,000     $155,000,000
    Citicorp Securities, Inc.................................   30,000,000       20,000,000
    First Chicago Capital Markets, Inc.......................   15,000,000       15,000,000
    Trilon International Inc.................................   10,000,000       10,000,000
                                                              ------------     ------------
         Total............................................... $200,000,000     $200,000,000
                                                              ============     ============

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the 1998 Notes and all of the 2005 Notes if any of the Notes are purchased.

     The Company has been advised by the Representatives that the Underwriters propose to offer the Notes to the public initially at the respective public offering prices set forth on the cover page of this Prospectus Supplement and, through the Representatives, to certain dealers at a price that represents a concession not in excess of .150% of the principal amount per 1998 Note and not in excess of .350% of the principal amount per 2005 Note. The Underwriters and such dealers may allow a discount not in excess of .125% of the principal amount per 1998 Note and not in excess of .250% per 2005 Note, to certain other dealers. After the initial public offering, the public offering prices and such concessions and discounts to dealers may be changed by the Representatives.

     The Company has been advised by the Representatives that one or more of the Underwriters currently intends to make a market in the Notes, but may discontinue such market making at any time without notice. The Company cannot predict the liquidity of any trading market for the Notes.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, or contribute to payments which the Underwriters may be required to make in respect thereof.

     In the ordinary course of their businesses, affiliates of the Representatives have engaged, and may in the future engage, in commercial banking transactions with the Company.

                                 LEGAL OPINIONS

     The legality of the Notes will be passed upon for the Company by its Assistant General Counsel, Timothy M. Hayes, 250 Carpenter Freeway, Irving, TX 75062-2729, and for the Underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, 125 West 55th Street, New York, New York 10019.

================================================================================

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ------------------

                               TABLE OF CONTENTS

                                                         PAGE
                                                         ----
                            PROSPECTUS SUPPLEMENT
                 Summary Financial Information.........  S-2
                 Description of the Notes..............  S-4
                 Underwriting..........................  S-5
                 Legal Opinions........................  S-5

                                 PROSPECTUS
                 Available Information.................    2
                 Documents Incorporated by Reference...    2
                 The Company...........................    3
                 Application of Proceeds...............    3
                 Description of Debt Securities........    4
                 Description of Warrants...............    8
                 Plan of Distribution..................    9
                 Legal Opinions........................   10
                 Experts...............................   10

================================================================================

================================================================================
                                  $400,000,000

LOGO                           ASSOCIATES CORPORATION
                               OF NORTH AMERICA

                                  $200,000,000
                              5 3/4% Senior Notes
                             due November 15, 1998

                                  $200,000,000
                              6 3/8% Senior Notes
                             due November 15, 2005

                             PROSPECTUS SUPPLEMENT

                                CS First Boston

                           Citicorp Securities, Inc.

                             First Chicago Capital
                                 Markets, Inc.


================================================================================